                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13G

                  Under the Securities and Exchange Act of 1934

                               Aercap Holdings NV
                                (Name of Issuer)

                                  Ordinary Shares
                         (Title of Class of Securities)

                                    N00985106
                                 (CUSIP Number)

                                  May 31, 2010
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     This Schedule is filed pursuant to Rule 13d-1(b)

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP NO. N00985106

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1)   Name of Reporting Person                         Ameriprise Financial, Inc.
     S.S. or I.R.S. Identification                    IRS No. 13-3180631
     No. of Above Person
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group

     (a) [ ]
     (b) [X]*

* This filing describes the reporting person's relationship with other persons, but the reporting person does not affirm the existence of a group.
--------------------------------------------------------------------------------
3)   SEC Use Only

4)   Citizenship or Place of Organization

     Delaware
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               5)   Sole Voting Power

                    -0-
               -----------------------------------------------------------------
  NUMBER OF    6)   Shared Voting Power
   SHARES
BENEFICIALLY        9,943,458
  OWNED BY     -----------------------------------------------------------------
    EACH       7)   Sole Dispositive Power
  REPORTING
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               8)   Shared Dispositive Power

                    9,943,818
--------------------------------------------------------------------------------
9)   Aggregate Amount Beneficially Owned by Each Reporting Person

     9,943,818
--------------------------------------------------------------------------------
10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

     Not Applicable
--------------------------------------------------------------------------------
11)  Percent of Class Represented by Amount In Row (9)

     11.69%
--------------------------------------------------------------------------------
12)  Type of Reporting Person

     CO
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CUSIP NO. N00985106

--------------------------------------------------------------------------------
1)   Name of Reporting Person                     Columbia Management Investment
                                                  Advisers, LLC

     S.S. or I.R.S. Identification                IRS No. 41-1533211
     No. of Above Person
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group

     (a) [ ]
     (b) [X]*

* This filing describes the reporting person's relationship with other persons, but the reporting person does not affirm the existence of a group.
--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Citizenship or Place of Organization

     Minnesota

--------------------------------------------------------------------------------
               5)   Sole Voting Power

                    -0-
               -----------------------------------------------------------------
  NUMBER OF    6)   Shared Voting Power
   SHARES
BENEFICIALLY        9,943,458
  OWNED BY     -----------------------------------------------------------------
    EACH       7)   Sole Dispositive Power
  REPORTING
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               8)   Shared Dispositive Power

                    9,943,818
--------------------------------------------------------------------------------
9)   Aggregate Amount Beneficially Owned by Each Reporting Person

     9,943,818
--------------------------------------------------------------------------------
10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

     Not Applicable
--------------------------------------------------------------------------------
11)  Percent of Class Represented by Amount In Row (9)

     11.69%
--------------------------------------------------------------------------------
12)  Type of Reporting Person

     IA
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CUSIP NO. N00985106

--------------------------------------------------------------------------------
1)   Name of Reporting Person              Columbia Value and Restructuring Fund
     S.S. or I.R.S. Identification         IRS No. 04-3172852
     No. of Above Person
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group

     (a) [ ]
     (b) [X]*

* This filing describes the reporting person's relationship with other persons, but the reporting person does not affirm the existence of a group.
--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Citizenship or Place of Organization

     Massachusetts
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               5)   Sole Voting Power

                    5,400,000
               -----------------------------------------------------------------
  NUMBER OF    6)   Shared Voting Power
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       7)   Sole Dispositive Power
  REPORTING
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               8)   Shared Dispositive Power

                    5,400,000
--------------------------------------------------------------------------------
9)   Aggregate Amount Beneficially Owned by Each Reporting Person

     5,400,000
--------------------------------------------------------------------------------
10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

     Not Applicable
--------------------------------------------------------------------------------
11)  Percent of Class Represented by Amount In Row (9)

     6.35%
--------------------------------------------------------------------------------
12)  Type of Reporting Person

     IV
--------------------------------------------------------------------------------



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1(a) Name of Issuer:                          Aercap Holdings NV

1(b) Address of Issuer's Principal            Stationsplein 965

     Executive Offices:                       117 C Schiphol Airport,
                                              Netherlands

2(a) Name of Person Filing:                   (a) Ameriprise Financial, Inc.
                                              ("AFI")

                                              (b) Columbia Management Investment
                                              Advisers, LLC (formerly known as
                                              RiverSource Investments, LLC)
                                              ("CMIA")

                                              (c) Columbia Value and
                                              Restructuring
                                              Fund ("CVR")

2(b) Address of Principal Business Office:    (a) Ameriprise Financial, Inc.
                                              145 Ameriprise Financial Center
                                              Minneapolis, MN 55474

                                              (b) 100 Federal St.
                                              Boston, MA 02110

                                              (c) 100 Federal St.
                                              Boston, MA 02110

2(c) Citizenship:                             (a) Delaware

                                              (b) Minnesota

                                              (c) Massachusetts

2(d) Title of Class of Securities:            Common Stock

2(e) Cusip Number:                            N00985106

3    Information if statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):

          (a) Ameriprise Financial, Inc.

     A parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G). (Note:
     See Item 7)

          (b) Columbia Management Investment Advisers, LLC (formerly known as RiverSource Investments, LLC)

     An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

          (c) Columbia Value and Restructuring Fund

     An investment company registered under Section 8 of the Investment Company Act of 1940.

4 Incorporated by reference to Items (5)-(9) and (11) of the cover page pertaining to each reporting person.

     CMIA, as an investment adviser to CVR, may be deemed to beneficially own the shares reported herein by CVR. Accordingly, the shares reported herein by CMIA include those shares separately reported herein by CVR.

     AFI, as the parent company of CMIA, may be deemed to beneficially own the shares reported herein by CMIA. Accordingly, the shares reported herein by AFI include those shares separately reported herein by CMIA.

     Each of AFI and CMIA disclaims beneficial ownership of any shares reported on this Schedule.

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5    Ownership of 5% or Less of a Class: Not Applicable

6    Ownership of more than 5% on Behalf of Another Person:

     The clients of Columbia Management Investment Advisers, LLC, a registered investment adviser, including investment companies registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive or the power to direct the receipt of dividends and proceeds from the sale of shares included on this Schedule. As of May 31, 2010, CVR, a registered investment company, owned more than 5% of the class of securities reported herein. Any remaining shares reported herein by CMIA are owned by various other accounts managed by CMIA on a discretionary basis. To the best of CMIA's knowledge, none of these other accounts own more than 5% of the outstanding shares.

7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

          AFI: See Exhibit I

8    Identification and Classification of Members of the Group:

          Not Applicable

9    Notice of Dissolution of Group:

          Not Applicable

10   Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2010

                                       Ameriprise Financial, Inc.


                                       By: /s/ Wade M. Voigt
                                           -------------------------------------
                                           Name: Wade M. Voigt
                                           Title: Director - Fund Administration

                                       Columbia Management Investment
                                       Advisers, LLC


                                       By: /s/ Amy Johnson
                                           ------------------------------------
                                           Name: Amy Johnson
                                           Title: Chief Operating Officer


                                       Columbia Funds Series Trust I, on behalf of its series Columbia Value and Restructuring Fund

                                       By: /s/ Scott Plummer
                                           ------------------------------------
                                           Name: Scott Plummer
                                           Title: Senior Vice President,
                                                  Secretary and Chief Legal
                                                  Officer


                                       Contact Information
                                          Wade M. Voigt
                                          Director - Fund Administration
                                          Telephone: (612) 671-5682

                                  Exhibit Index

Exhibit I Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Exhibit II Joint Filing Agreement

                                    Exhibit I

                                       to

                                  Schedule 13G

Ameriprise Financial, Inc., a Delaware Corporation, is a parent holding company. The classification and identity of the relevant subsidiaries is as follows:

Investment Adviser - Columbia Management Investment Advisers, LLC (formerly known as RiverSource Investments, LLC) is an investment adviser registered under section 203 of the Investment Advisers Act of 1940.

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                                   Exhibit II

                                       to

                                  Schedule 13G

                             Joint Filing Agreement

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G dated June 10, 2010 in connection with their beneficial ownership of Aercap Holdings NV. Columbia Value and Restructuring Fund and Columbia Management Investment Advisers, LLC (formerly known as RiverSource Investments, LLC) authorizes Ameriprise Financial, Inc. to execute the Schedule 13G to which this Exhibit is attached and make any necessary amendments thereto.

Ameriprise Financial, Inc.


By: /s/ Wade M. Voigt
    ----------------------------------------
    Wade M. Voigt
    Director - Fund Administration

Columbia Funds Series Trust I,
on behalf of its series Columbia Value and Restructuring Fund


By: /s/ Scott R. Plummer
    ----------------------------------------
    Scott R. Plummer
    Senior Vice President, Secretary and
    Chief Legal Officer

Columbia Management Investment Advisers, LLC


By: /s/ Amy Johnson
    ----------------------------------------
    Amy Johnson
    Chief Operating Officer